Wound Management Technologies, Inc.
777 Main Street-Suite 3100
Fort Worth, Texas 76102
817-820-7080 Phone
817-820-7081 Fax

January 28, 2010

Kevin L. Vaughn, Accounting Branch Chief

United States Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3030

Re: SEC comment letter dated December 31, 2009 on
Wound Management Technologies, Inc.

Form 10-K for the year ended December 31, Filed March 31, 2009
File No. 0-11808

Dear Mr. Vaughn:

In reference to your letter of December 31, 2009 we respectively submit the following responses to your comments:

Form 10-K for fiscal year ended December 31, 2008

Cover Page

1.

Please ensure that your future filings reflect the correct fiscal period, or, in the case of a current report on Form 8-K, the correct period date for which you are reporting. We note in this regard that the cover page of your Form 10-K indicates that you have filed an annual report for the fiscal year ended December 31, 2007, even though you appear to be reporting for the fiscal year ended December 31, 2008.

We will reflect the correct date in future filings.

Background, page 1

2.

Please tell us and revise your future filings to clarify what you mean by “pre-marketing” your CellerateRx products and the “positive user feedback” you have received, specify the “select markets” in which you have undertaken these activities, and explain the significance of “secur[ing] product evaluations with a number of key accounts,” as disclosed in the fifth paragraph on page 1.

We have revised this language for future filings to more clearly describe our efforts in this area. The fifth paragraph on page 1 will be replaced with the following language:

We have been conducting and publishing evidence-based clinical studies on CellerateRX products and have been actively participating in major wound care trade shows in order to gain acceptance in the target customer markets which include long-term care facilities, wound care centers, hospitals, homecare agencies and durable equipment medical companies. We have provided evaluation product to facilities in many of these markets and have received positive feedback on the efficacy and cost effectiveness of the CellerateRX product with specific patients in their care. These accounts are regional and national healthcare provider organizations that represent strong recurring revenue opportunities for the Company.

Since we do not have our own sales force and since we receive product inquiries from potential customers across the country as a result of increased interest in the product from these studies and evaluations, in 2009 we engaged and we have initiated training with independent sales representatives and groups to actively call on customers in these markets to increase our sales in 2010.

Products, page 3

3.

Please expand your future filings to clarify the duration of the licenses that you mention in the second paragraph under this section. Although we note your disclosure that the term of such licenses “extends though the life of the licensed patent,” we note that you have not provided disclosure that indicates the duration of the referenced patents.

The licensed patent for technologies and processes related to CellerateRX expires February 2018. We will add the expiration date of the patent to future filings.

Product Production and Development, page 3

4.

Please tell us, and disclose in future filings, the approximate amount that you have spent, if any, on research and development activities over the past two fiscal years. See Regulations S-K Item 101(h)(4)(x).

We have not had any expenditure related to research and development activities in the past two fiscal years or the current fiscal year. We will disclose this information in future filings.

Employees, page 4

5.

We note your disclosure that you “currently have three employees in Florida.” However, we note that you also maintain an office in Texas. Please ensure that in future filings you disclose the total number of employees, including how many are full-time, as required by Regulation S-K Item 101(h)(4)(xii).

The three employees in Florida are full time. We maintain an office in Texas but do not have any employees at that location. We use accounting and administrative services of an affiliate at this Texas office, as discussed in the next question below. We will disclose this information in future filings.

6.

Please clarify what you mean by your statement that you “use administrative services provided by two employees of an entity managed by Mr. Scott Haire” and revise your future filings as appropriate. For example, what is the name of the entity? Are these individuals employed by you, and if so, are they employed in a full-time capacity?

Two full time employees of HEB LLC provide accounting and administrative services to the Company and these employees are located at the HEB LLC office in Fort Worth, Texas. Mr. Scott Haire, our Chairman, President and CEO, is the managing member of HEB LLC. We will revise our future filings to include this information.

Item 2. Description of Property, page 11

7.

We note from your disclosure in this section that the lease term for your offices in Fort Lauderdale expired in September 2009. Please update your disclosure in this section in future filings, as appropriate.

We will update the disclosure regarding our lease in our future filings to include the terms of our new lease at the same location in Fort Lauderdale, Florida.

Item 3. Legal Proceedings, page 11

8.

We note your disclosure that you are a defendant “in a lawsuit regarding stock transactions during 1997.” In future filings, please expand your disclosure to include the name of the court or agency in which the proceedings you describe are pending, the date such proceedings were instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceedings and the relief sought. See Regulation S-K Item 103.

We will expand our disclosure to comply with Regulation S-K Item 103.

Item 5. Market for Registrant’s Common Equity…, page 12

9.

We note your disclosure that your common stock is quoted on the OTC:BB under the symbol “MBSB.” However, we note that this does not appear to be a valid symbol. Please advise and correct your future filings, as appropriate.

The symbol for the Company‘s common stock is “WNDM.” We will make this correction in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 14

Overview and Plan of Operation, page 15
10.

We note that your disclosure in this section nearly identical to your disclosure in the “Background” section on page 1. In future filings, please revise your disclosure in this section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company’s financial condition and operating results. This should include a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties on which the company’s executives are most focused, and the actions they are taking in response. For example, we note from your disclosure under “Results of Operations” on page 16 that your revenues decreased significantly in fiscal year 2008, and that your selling, general and administrative expenses increased approximately 100%. In future filings, please expand your disclosure, as appropriate, to provide analysis as to why such significant changes occurred and discuss the effect of those changes on our operating results. Please also explain how current industry trends, if any, affect your business. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350, available on our website at htt://www.sec.gov/rules/interp/33-8350.htm.

We will include an “Overview” in future filings which includes an executive level discussion as described in your comment above and we will reference the Interpretive Release mentioned for further guidance.

Results of Operations, page 16

11.

We note significant fluctuations in your results of operations but do not see a corresponding discussion of the factors that caused such fluctuations. Please revise your future filings to fully discuss and quantify all factors that affected or are likely to affect your results of operations in future. Refer to Item 303(a)(3) of Regulation S-K.

We will revise future filings to fully discuss and quantify all factors that affect or are likely to affect future operating results.

Liquidity and Capital Resources, page 16

12.

In future filings please expand your disclosure to address your material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. For example, we note from your disclosure in the third paragraph under the section entitled “Products” on page 3 that as of January 3, 2009, you must maintain a minimum aggregate annual royalty payment of $375,000 in connection with your license agreements with Applied Nutritionals. It is unclear from your disclosure on pages 16-17 the source of funds that will be use to fulfill this obligation.

We will expand our disclosure in future filings to address the source of funds that will be used for this commitment and any others impacting the 2009 fiscal period and subsequent fiscal periods.

Item 8. Financial Statements and Supplementary Data, Page 18

Report of Independent Registered Public Accounting Firm, page F-1

13.

We note your disclosure on page F-10 regarding your net losses and significant accumulated deficit, and that without the realization of additional capital it is unlikely for you to continue as a going concern. In light of this footnote disclosure, it is not clear why your auditor has not included an explanatory paragraph in its opinion addressing your ability to continue as a going concern. Please have your auditor tell us how it considered the guidance in AU 341, “The Auditor’s Consideration of an Entity’s Ability to Continue as a Going Concern.” In this regard, to the extent there are additional factors that contributed to the auditors conclusion that an explanatory paragraph was not necessary, please revise future filings to include a discussion of these factors in Note 2.

Our auditor indicated that the omission of the going concern explanatory paragraph in their audit report for the year 2008 was a mistake when they transmitted their opinion language to our EDGAR agent. The auditor had intended to include a paragraph similar to the one they had included in their prior year report. Our auditor has also indicated that due to the passage of an entire year since the balance sheet date involved, and our continuing operations, it appears that amending or re-issuing their opinion would not be needed, and that they have verbally discussed this position with your staff reviewer over the phone. Their opinion in future filings will include the explanatory paragraph when applicable. (This response was written by the auditor and provided to us to include in this letter).

Note 1 – Nature of Operations and Significant Accounting Policies, page F-7

Revenue Recognition - page F-7

14.

We note that you recognize revenue from the sale of the CellerateRx product, which you license from Applied Nutritionals. We further note that you have contracted with Applied Nutritionals for the manufacture of the products you sell. Finally, it appears that you recognize revenue on the sale of these products on a gross basis. Please tell us and revise future filings to explain how you have considered the guidance in section 605-45 of the FASB Accounting Standards Codification in concluding that recognition of revenue on the gross basis is appropriate.

We have reviewed the guidance in section 605-45 of the FASB Accounting Standards Codification and concluded that recognition of revenue on the gross basis is appropriate considering we are responsible for fulfillment of the customer order. We will add this information to the description of our revenue recognition accounting policy and provide this information in future filings.

Recent Accounting Pronouncements, page F-9

15.

We note your disclosures regarding the adoption of SFAS 159, FIN 48 and SFAS 157. Although you were required to adopt each of these standards in 2008, your disclosure appears to indicate that you have not yet determined the impact of the adoption of these standards on your financial statements. As such, it is unclear if you have adopted these standards as required. Please confirm to us that you have adopted each of the standards.

We have adopted each of these standards.

Note 4 – Related Party Disclosures, page F-11

16.

For each related party transaction recognized in your financial statements, please revise future filings to provide all of the disclosures required by paragraph 850-10-50-1 of the FASB Accounting Standards Codification.

We will revise future filings to provide all of the disclosures required by paragraph 850-10-50-1 of the FASB Accounting Standards Codification.

Note 9 – Concentration of Credit Risk and Major Customers, page F-13

17.

We note that in 2008, two customers accounted for more than 10% of your sales. Please revise future filings to disclose the total amount of revenues from each customer. For reference see paragraph 280-10-50-42 of the FASB Accounting Standards Codification.

In accordance with FASB Accounting Standards Codification paragraph 280-10-50-42, we will disclose in future filings the total amount of revenue generated by a customer that is equal to or greater than 10% of total revenues.

Item 9A (T). Controls and Procedures, page 19

18.

We note your disclosure that management has concluded that your disclosure controls and procedures are effective “to ensure that information required to be disclosed by the Company in report that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

We will eliminate the suggested language.

Summary Compensation Table, page 23

19.

In future filings please provide a narrative description that explains why you have not paid compensation to your executive officers. Refer to regulation S-K Item 402(o). Additionally, please note that Regulations S-K Item 402(m)(2)(i) requires disclosure to be provided for all individuals serving as principal executive officer or acting in a similar capacity during the last completed fiscal year, regardless of compensation level. We note in this regard the first sentence of your disclosure under this section. As appropriate, please revise your future filings accordingly.

We will provide a narrative description that explains why compensation has not been paid to the principal executive officer and we will provide the disclosures provided by Regulations S-K Item 402(m)(2)(i) regardless of compensation level. As appropriate, we will revise our future filings accordingly.

Item 13. Certain Relationships and Related Transactions…, page 25

20.

Please revise your disclosure in future filings to more closely conform to the requirements of Regulation S-K Item 404(a). For example, your disclosure on page 25 does not indicate the basis upon which Mr. Petito is a related person, and in several instances your disclosure does not indicate the approximate dollar amount of the related person’s interest in the transaction. Please also tell us where you have provided the disclosure required by Item 404 with respect to the administrative services provided by employees of an entity managed by Mr. Haire as described on page 4, as well as the services you provide to other companies affiliated with you as described on page F-11, or explain why such disclosure is not required pursuant to Item 404.

We will revise disclosure in future filings to conform to the requirements of Regulation S-K Item 404(a) and we will include the specific suggestions mentioned above in our disclosure.

With respect to administrative services provided between the Company and employees of related entities, additional disclosure should have been provided pursuant to Item 404. Also, it has come to our attention that the disclosure on page F-11 was included from a previous filing and should have been deleted. These corrections will be reflected in future filings.

Signatures, page 28

21.

In future filings please ensure that your signature page conforms exactly to the requirements of the form. For instance, the registrant itself must sign the report, and the principal accounting officer or controller’s signature must appear beneath the second paragraph of text which indicates that he or she is signing in his or her individual capacity on behalf of the registrant. Refer to General Instruction D of Form 10-K.

We will make the suggested change in future filings and we will make sure our signature page conforms exactly to the requirements of the form.

Form 10-Q for the quarter ended September 30, 2009

22.

We note your disclosure in Note 3 of your December 31, 2008 financial statements regarding your exclusive license with Applied Nutritionals. Specifically, you disclose on page F-11 of the Form 10-K that you were required to pay $400,000 in advance royalty on January 3, 2009 and that following that payment, you were required to pay a royalty of 3% of gross sales with a minimum annual royalty payment of $375,000. Please tell us and revise future filings to address the following:

•	Clarify if you made the $400,000 payment required on January 3, 2009

The required payment has been made and we will revise future filings to include this information.

•	If you have not made the payment, discuss the impact of the failure to make the payment could have on your license agreement with Applied Nutritionals.

Not applicable

•

Discuss how you are accounting for the minimum annual royalty payment, including specifically the portion of the minimum annual royalty payment that is above and beyond the royalty that would be required based on 3% of gross sales.

The additional royalty amount due for 2009 as a result of the minimum annual royalty required was recorded in 4th quarter of 2009. Going forward a quarterly accrual will be set up to recognize a fourth of the annual minimum amount. Actual quarterly royalty amounts paid will reduce the liability recorded. We will disclose this additional information regarding the accounting for the minimum annual royalty payment in future filings.

Note 5 – Investment Acquisitions, page 9

23.

We note that on September 17, 2009 you acquired all of the outstanding common stock of BioPharma Management Technologies, Inc. in exchange for 4,500,000 shares of your restricted common shares. You state that BioPharma had nominal assets, but it held a 50% interest in a marketing joint venture. Further you state that you recorded an intangible asset of $4,187,515 relating to the marketing rights and contacts of the joint venture. Tell us and revise future filings to clarify how you are accounting for this transaction. Specifically, discuss whether you concluded this is an acquisition of assets or a business combination and the basis for that conclusion. Refer to the guidance in section 805-10 of the FASB Accounting Standards Codification.

The BioPharma transaction was determined to be a business combination based on our issuance of equity and in exchange for 100% equity ownership in BioPharma Management Technologies, Inc. Although the entity acquired had nominal assets, the intangible assets acquired provided access to the following: (a) exclusive right to market, distribute and sell CellerateRX in the Middle East and Northern Africa where the rate of diabetes approaches 20% (b) a $1,250,000 line of credit and (c) a formula for a new confidential medical device product. Based on the guidance in section 805-10 of the FASB Accounting Standards Codification, these three items meet the description of “inputs” and “processes” which result in “outputs” that have the ability to generate economic benefit to our investors. We will revise future filings to clarify the accounting treatment for the acquisition and the basis for that conclusion.

24.

Please explain to us in greater detail how you have accounted for the acquisition, including how you determined the assets to record and the value to assign to those assets. Please specifically address the following:

•

Tell us and revise future filings to discuss how you determined the total consideration paid in connection with the acquisition. Please note the guidance in paragraph 805-30-30-7 of the FASB Accounting Standards Codification, which discusses the determination of consideration paid in a business combination.

Total consideration paid in connection with the acquisition was determined based on the fair value of the equity issued for the business.

•

To the extent you have concluded this is a business combination, explain to us how you have applied the guidance in section 805-20-25 of the FASB Accounting Standards Codification in recording the identifiable assets and liabilities in connection with this acquisition.

We determined the value of the marketing contracts for the distribution of CellerateRX in the Middle East should be recognized as an identifiable asset on the balance sheet. As documented in the guidance in section 805-20-25 of the FASB Accounting Standards Codification, although the access to the customer base in the Middle East was not recognized as an asset on the BioPharma balance sheet, these customer relationships represent a significant intangible asset to us.

•

Further to the above, we note that in connection with your acquisition of BioPharma, you acquired a 50% interest in a joint venture, however we do not see any amounts allocated to this investment. Explain to us how you considered this investment in you accounting for the transaction.

The description “Intangible Assets – Marketing Contracts” was used to describe the joint venture investment. We will clarify the description and add additional information about the accounting for the transaction in future filings.

•

We note that you have recorded $4,187,515 representing the “marketing rights and contacts of the joint venture.” Please explain how this meets the recognition criteria of paragraph 805-20-25-10 of the FASB Accounting Standards Codification.

The fair value recording of the asset was based on the estimated value of the restricted common stock given in payment. For comparison purposes, we also considered the present values of the estimated future profit from sales. The joint venture agreement provides for five years of $500,000 annual sales to maintain exclusive selling rights. We used three different sales increase amounts (low, medium and high) and our current gross margin (adjusted for estimated costs incurred to start selling in a new market) to calculate profit estimates. An average of the three amounts was used to obtain a second estimated fair value of the asset.

•

To the extent that the “marketing rights and contacts of the joint venture” meets the recognition criteria, explain to us how you determined the value to record relating to this asset. In this regard, we note your disclosure that the joint venture has had no operations to date.

The joint venture operations were not expected to generate revenue until the first quarter of 2010 based on the transition time needed to establish operations for our product in a foreign market.

•

In your press release dated September 17, 2009 included in your Form 8-K filed September 21, 2009, you state that “BioPharma proprietary technologies and its future products are complementary to our major product” and that “BioPharma provides broad new applications across several of the medical market that we currently serve.” Please reconcile this disclosure with your disclosure here that the entire purchase price has been allocated to “marketing rights and contacts of the joint venture.”

As noted above, there was a formula for a new medical device included in the BioPharma acquisition which can be used to treat a widespread common illness with few remedies at this time. The product would be complementary to CellerateRX and provide our Company with a new product line and source of revenue using our current customer base; however, due to the confidential nature of the formula, we could not disclose this information at this time.

•	Tell us and revise future filings to disclose the useful life for each intangible acquired.

The useful life of the “Intangible Assets – Marketing Contracts” is five (5) years based on the length of the sales agreement. The useful life of the “Intangible Assets – Patents” is the remaining life of the patent which is approximately 20 years. We will add the disclosure of this information to future filings.

25.

Tell us and revise management’s discussion and analysis in future filings to describe in greater detail the nature of the marketing joint venture. Explain how you expect the joint venture to impact your future results of operations and how you expect to recover the investment you have made in this joint venture by way of your acquisition of BioPharma.

We will revise management’s discussion and analysis in future filings to include the following expanded detail about the joint venture transaction:

Pharma Technology International, LLC (Pharma Tech) joint venture is a joint venture between BioPharma Technologies, Inc. (BioPharma) and A&Z Pharmaceutical, LLC to exclusively license, market, distribute and sell the Company’s wound care products in the Middle East. The most recent statistics on diabetes in the Middle East show that in some countries such as the United Arab Emirates and Saudi Arabia, the rate of diabetes approaches 20% of the population. Pharma Tech’s existing distribution channels provided by A&Z Pharmaceuticals, LLC throughout the Middle East make it uniquely qualified to promote rapid growth in the wound care products space.

A&Z Pharmaceuticals, LLC (A&Z), our 50% partner in the Pharma Tech joint venture, is a privately held wholesale distributor of pharmaceuticals headquartered in Pittsburgh, PA. Through direct contracts with manufacturers, A&Z provides its customers with top-rated pharmaceuticals and medical products at competitive wholesale prices. Since it inception in 1997, A&Z has been selective in targeting its customers, which include tertiary hospitals, medical institutions, and governmental agencies located in the United States, South America, Europe and the Middle East.

The initial focus will be on CellerateRX and the agreement requires Pharma Tech to sell a minimum of $500,000 of the product each year of the five year agreement to maintain their exclusive right to sell the product. The agreement covers 20 countries throughout the Middle East and Northern Africa. This agreement represents an important expansion of our sales activities by opening the strategic Middle East region which will strengthen our expectation for excellent results from this new association.

26.

With reference to your Form 8-K dated September 17, 2009, we note that the acquisition of BioPharma appears to be a significant acquisition based on Rule 3-05 of Regulation S-X. Further, we note that your Form 8-K dated September 17, 2009 indicates that you will file the required financial statements and pro forma financial information not later than 71 days after the Form 8-K was required to be filed. Please tell us when you plan to file the required financial statements and pro forma financial information.

We will file the required financial statements and pro forma information on or prior to February 26, 2010 on Form 8KA.

27.

We note that you acquired a patent from Resorbable Orthopedic Products. Please explain to us how you determined the $462,715 value for this transaction. Reconcile the price per share ($.93) assigned to this transaction to your price per share as quoted on the OTC BB at the time of the transaction.

The value for this transaction was based on the estimated fair value of the restricted common stock given in payment. The fair value amount was calculated as the number of shares issued at the price per share on transaction date less the estimated costs to take the product to market. For comparison purposes, we also considered the net present values of the projected cash flows of the sale of the product related to the patent.

We have attempted to respond to your inquiries with adequate information and sufficient detail needed to support our answers when necessary. If we have not provided enough information on a particular issue or if you have additional comments after reviewing our responses, please let us know and we will furnish any additional information needed. Our contact information is listed at the beginning of this letter.

Furthermore, in connection with responding to your comments, we acknowledge and understand the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Scott A. Haire
Chief Executive Officer